UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated December 04, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE
Results of the Sibanye-Stillwater General Meeting
Johannesburg, 4 December 2017: Sibanye-Stillwater’s (JSE: SGL & NYSE: SBGL) shareholders are referred to the circular posted to Sibanye-Stillwater shareholders on 2 November 2017 ("Circular") incorporating the notice of General Meeting and which contains, inter alia, the details of the Convertible Bonds, the
Specific Issue and the Ordinary Resolution. All capitalised terms contained herein shall bear the meaning ascribed to them in the Circular.
Sibanye-Stillwater is pleased to announce that the Ordinary Resolution regarding the granting of authority for the Specific Issue upon conversion of the Convertible Bonds, was passed by the requisite majority of votes at the Company's General Meeting held at the Sibanye-Stillwater Academy at 09:00 this morning.
The number of shares voted in person or by proxy was 1,762,103,423 representing 81% of the total issued share capital of Sibanye-Stillwater ordinary shares. The Ordinary Resolution proposed at the General
Meeting and the percentage of shares voted for and against, as well as the shares abstained, are set out below:

Resolution
% of votes for
the resolution
(1)
% of votes
against the
resolution
(1)
Number of
shares voted
(3)

% of shares
voted
(2)
% of shares
abstained
(2)
Ordinary Resolution 1 –
Granting of authority for
the Specific Issue upon
conversion of the
Convertible Bonds
87.26% 12.74% 1,758,662,164 81.09% 0.16%
Notes:
(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.
(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.
(3) Exclude abstain votes of 3,441,259

Ends.

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Investor relations contact:
James Wellsted
Tel: +27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward-looking statements” within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere;
changes in assumptions underlying Sibanye-Stillwater’s estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as existing operations; the success of Sibanye-Stillwater’s business strategy, exploration and development activities; the ability of
Sibanye-Stillwater to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium; the occurrence of hazards associated with underground and surface gold,
PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute;
the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-
Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-
Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage;
any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: December 04, 2017
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer